Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

December 28, 2010

Linda Stirling
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Advisors Series Trust (File Nos. 333-17391 and 811-07959)

Dear Ms. Stirling:

This letter responds to comments you provided in a telephonic discussion with Sarah Swain and me on December 9, 2010, regarding the preliminary proxy materials filed with the Securities and Exchange Commission ("SEC") on December 3, 2010 ("Proxy Statement") with respect to the Meeting of Shareholders of the McCarthy Multi-Cap Stock Fund (the "McCarthy Fund"), a series of Advisors Series Trust. Each of your comments and our response to each comment is set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the proxy statement.

1. COMMENT: Provide an analysis of why it is appropriate to file the Proxy Statement as a proxy on Schedule 14A and not as a Proxy
     Statement/Prospectus on Form N-14.

     RESPONSE: Form N-14 provides for registration of securities under the Securities Act of 1933 ("1933 Act") to be issued in: (i) a transaction of the type specified in Rule 145(a) under the 1933 Act ("Rule 145(a) transaction"); (ii) a merger in which a vote or consent of the security holders of the company being acquired is not required under applicable state law; (iii) an exchange offer for securities of the issuer or another person; (iv) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (v) two or more of the transactions listed in items (i) through (iv). The transaction described in the Proxy Statement filed with the Commission on December 3, 2010 (the "Reorganization") will not be a transaction described in items (ii) through
     (iv). Moreover, it is our view that the Reorganization is not a Rule 145(a) transaction.

     Rule 145 under the 1933 Act generally requires the registration of securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the 1933 Act only when a plan or agreement is submitted to shareholders under which they must "elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security." (Emphasis added).

     In our view, shareholders of the McCarthy Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization. As described more fully in the Proxy Statement, if the Reorganization is approved, continuity of shareholder investment expectations will be maintained because the investment objectives of the McCarthy Fund and the WHG Dividend Growth Fund ("WHG Fund") are identical and the principal investment strategies and risks of the WHG Fund will be substantially similar to those of the McCarthy Fund. Moreover, the portfolio manager currently providing investment advice to the McCarthy Fund will be responsible for providing investment advice to the WHG Fund after the Reorganization is consummated.(1) Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the WHG Fund will have had no assets or operating history and simply will serve as a shell into which the McCarthy Fund will be reorganized and all of its assets transferred. Upon consummation of the Reorganization, the WHG Fund will assume the accounting and performance history of the McCarthy Fund. At the effective time of the Reorganization, the number of shares to be issued by the WHG Fund in connection with the Reorganization will be the same as the number of shares owned by McCarthy Fund shareholders and the net asset value of the WHG Fund's shares will be the same as the net asset value of the McCarthy Fund's shares. Thus, shares of the WHG Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the McCarthy Fund. Moreover, a condition precedent to the Reorganization will be receipt by Advisors Series Trust (of which the McCarthy Fund is a series) and The Advisors' Inner Circle Fund (of which the WHG Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the McCarthy Fund, the WHG Fund or the shareholders of the McCarthy Fund.

     Even if the Reorganization were treated as a Rule 145(a) transaction, we believe the exception provided by Rule 145(a)(2) is available. Rule 145(a)(2) provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the 1933 Act. The "change in domicile" exception to the registration requirements of Rule 145 was carved out to preserve the "no-sale" theory previously embodied in Rule 133 for reorganizations effected to change an issuer's domicile. Over the years, the scope of the "change in domicile" exception contained in Rule 145(a)(2) has grown significantly through liberal construction of the Rule by the SEC staff, recognizing that various changes in a fund's management and policies might be made incident to a reorganization. These interpretations recognize that no sound policy reason dictates anything more than a proxy statement, in such reorganizations, as a means of informing shareholders and gaining their approval as required by applicable state or federal law. For example, the SEC staff has taken "no action" positions in a number of cases involving corporate reorganizations without any change in domicile.(2) In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund

--------------------
(1) As described in the Proxy Statement, the parent company of the WHG Fund's investment adviser, Westwood Management Corp. ("Westwood"), acquired the former investment adviser to the McCarthy Fund on November 18, 2010. On that date, Westwood became the investment adviser to the McCarthy Fund and the portfolio manager of the McCarthy Fund became a Westwood employee. Westwood presently is providing advisory services to the McCarthy Fund pursuant to the terms of an interim investment advisory agreement, which was approved by the McCarthy Fund's Board of Trustees and is being submitted to the McCarthy Fund's shareholders for approval.

(2)  See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26,
     1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985)
     (reorganization of five Massachusetts business corporations into Massachusetts business trusts).

     structure or manner of investment.(3) The policies underlying Rule 145(a)(2) have been applied broadly by the SEC staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by "incidental" changes in legal form, structure and voting arrangements.(4) Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those "incidental" to a change in domicile.(5) Finally, the SEC staff's interpretive release on Rule 145 indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger in which the surviving corporation would have a broader corporate purpose provision, where a new class of preferred stock was to be authorized, and where preemptive and cumulative voting rights were to be eliminated by the merger.(6)

     In our view, the Reorganization is merely a combination of the types of changes addressed in the Release and in previous no-action requests. All material information necessary to make an informed judgment about the Reorganization will be contained in the Proxy Statement to be furnished to McCarthy Fund shareholders in soliciting their approval. Such information will include, among other things, a description of The Advisors' Inner Circle Fund, a discussion of the effect (or lack thereof) of the Reorganization on the investment strategy and fee structure of the McCarthy Fund and a description of Westwood and its role with the WHG Fund post-Reorganization. Finally, it is important to note that a post-effective amendment relating to the offering of the WHG Fund's shares has been filed SEC.(7) The Reorganization will not be consummated before the registration of the offering is effective. Further, McCarthy Fund shareholders will receive, along with their Proxy Statement, a preliminary prospectus for the WHG Fund.

2. COMMENT: As a global comment, please revise all discussions relating to the expense cap for the WHG Fund to clarify that the expense limitation does not include Acquired Fund Fees and Expenses.

--------------------
(3) See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).

(4) See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).

(5) See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23,
     1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to "standardize" the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10 -- 15 basis point increase in fund expenses).

(6) See Illustration II(b) in Securities Act Release No. 5463 (Feb. 28, 1974) (the "Release").

(7) See Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A of The Advisors' Inner Circle Fund, which was filed with the SEC pursuant to Rule 485(a) under the 1933 Act on December 3, 2010.

     RESPONSE: In each instance where the WHG Fund's expense limitation arrangement is mentioned, we have added a parenthetical to clarify. Please see the sentence below for an example:

                    Westwood has contractually agreed to limit the total annual operating expenses of the WHG Fund (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to 1.00%.

3. COMMENT: Please confirm if the McCarthy expense limitation arrangement excludes acquired fund fees and expenses.

     RESPONSE: We have confirmed the McCarthy expense limitation arrangement excluded acquired fund fees and expenses. Similarly, the Westwood expense limitation arrangement with the McCarthy Fund excludes acquired fund fees and expenses.

4. COMMENT: Under the heading "Background" on page 1 of the Proxy Statement, in the 4th paragraph, please clarify that this paragraph relates to the Interim Advisory Agreement.

     RESPONSE: We have replaced the fourth paragraph with the following:


               The terms of the Interim Advisory Agreement are identical to the terms of the McCarthy Agreement, except with respect to the identity of the parties, provisions relating to duration, termination and payment of compensation and other differences considered and deemed immaterial by the AST Board. Moreover, there is no change to the McCarthy Fund's investment objective, expenses, principal investment strategies and associated risks as a result of the Interim Advisory Agreement. In addition, the portfolio manager responsible for the day-to-day management of the McCarthy Fund has not changed as a result of the Interim Advisory Agreement.

5. COMMENT: Pursuant to Item 22(c)(9) of Schedule 14A, because the investment advisory fee to be charged under the Westwood Investment Advisory Agreement differs from the fee charged under the McCarthy Agreement, please disclose the aggregate amount of McCarthy's advisory fee during the last fiscal year, the amount McCarthy would have received had the proposed Westwood fee been in effect, and the difference between these amounts as a percentage of the aggregate amount of McCarthy's advisory fee during the last fiscal year.

     RESPONSE: We have added the following disclosure to the "Investment Advisory Arrangements and Comparison of Investment Advisory Fees" discussion:


                    For the fiscal year ended June 30, 2010, the McCarthy Fund paid McCarthy a fee of $355,938, which includes recouped advisory fees of $15,722, for services provided pursuant to the McCarthy Agreement. Had the advisory fees payable by the WHG Fund been in effect, the total amount paid by the McCarthy Fund would have been $387,770, resulting in a difference of 9%, including advisory fees recouped by McCarthy, and a difference of 14%, not including advisory fees recouped by McCarthy.

6. Comment: In regard to the duration of the WHG expense limitation arrangement, please state that while the agreement may be terminated or increased only by shareholder vote, the agreement will continue in effect at least through the term of the Investment Advisory Agreement.

     RESPONSE: We have not made the requested change as it is possible the WHG expense limitation arrangement could be terminated by shareholders prior to the termination of the Investment Advisory Agreement.

7. COMMENT: Confirm that the Example numbers included under "Comparison of Fees and Expenses" (page 4) reflect the expense limitation arrangement for each Fund. Include disclosure stating that the Example numbers for each Fund, as applicable, reflect the contractual cap.

     RESPONSE: The Example numbers for the McCarthy Fund do not reflect the Fund's expense limitation arrangement as the Fund was operating below the limit as of the most recently completed fiscal year. The 1 Year Example number for the WHG Fund does reflect the Fund's expense limitation arrangement. To clarify, we have replaced the paragraph preceding the Example table with the following:


                    You would pay the following expenses on a $10,000 investment assuming that each Fund has a 5% annual return and that Fund operating expenses (including, for the WHG Fund, capped expenses for the 1 Year period shown below) remain the same, and that you redeem your shares at the end of each period. Your actual costs may be higher or lower than those shown.

8. COMMENT: In the discussion of "Comparison of Principal Investment Strategies, Risks and Other Fund Information," (page 4) please explain the effect of the difference in the Rule 35d-1 80% policy for each Fund.

     RESPONSE: The difference in the Funds' 80% Policies will not result in a material difference in the manner in which the Funds are managed. The following discussion is included in the "Comparison of Principal Investment Strategies, Risks and Other Fund Information" section of the Proxy Statement.

                    The principal investment strategies and principal risks of each Fund are substantially similar. The principal investment strategies differ only to the extent that each Fund has adopted, as required by law, a non-fundamental policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the type of investment suggested by each Fund's name (the "80% Policy"). Because the WHG Fund includes the word "Dividend" in its name, the Fund has adopted an 80% Policy to invest, under normal circumstances, at least 80% of its net assets in income producing (dividend paying) equity securities. Because the McCarthy Fund includes the word "Stock" in its name, the Fund has adopted an 80% Policy to invest, under normal market conditions, at least 80% of its net assets in stocks. Thus, although their 80% Policies differ, this will not result in a material difference in the manner in which the Funds are managed. The principal investment strategies of the Funds are identical in every other respect.

9.   COMMENT: The "Principal Investment Strategy" discussion (page 4) states:

                    The Fund may also invest up to 10% of its net assets in fixed income obligations (i.e., U.S. Treasury and agency obligations, corporate debt securities and convertible bonds). These securities will predominantly be rated at least "investment grade" by one of the nationally recognized statistical ratings organizations or, if unrated, determined by the Advisor to be of comparable quality. The Fund may also invest up to 5% of its net assets in fixed-income securities rated below investment grade ("junk bonds" or "high-yield securities.").

     Please clarify if the Fund may invest 10% or 15% of its net assets in fixed income securities. Also please remove the word "predominantly" from the disclosure above.

     RESPONSE: The Fund may invest up to 10% of its net assets in fixed income securities, including up to 5% of its net assets in high yield fixed income securities. To clarify, we have replaced the disclosure above with the following:

                    The Fund may also invest up to 10% of its net assets in fixed-income obligations (i.e., U.S. Treasury and agency obligations, corporate debt securities and convertible bonds), up to 5% of which may be in fixed-income securities rated below investment grade ("junk bonds" or "high-yield securities").

10. COMMENT: Please clarify what is meant by "fundamental analytical techniques" in the following sentence from the "Principal Investment Strategy" discussion (page 4):


                    The Advisor generally makes use of fundamental analytical techniques in its investment process to determine which particular stocks to purchase and sell, and will consider the sale of securities from the Fund's portfolio when the reasons for the original purchase no longer apply.

     RESPONSE: We have replaced the disclosure above with the following:

                    The Advisor generally makes use of fundamental analytical techniques that combine quantitative analysis screens with fundamental analysis by the Adviser's equity investment team to determine which particular stocks to purchase and sell, and will consider the sale of securities from the Fund's portfolio when the reasons for the original purchase no longer apply. The Adviser's "quantitative analysis screens" utilize financial data to rank a universe of stocks by quality and valuation factors. The investment team's fundamental analysis includes, but is not limited to, discounted cash flow analysis, assessment of a company's private market value, evidence of a company's ability to reinvest capital in growth initiatives, the ability and resolve of a company to return capital to shareholders through cash dividends and stock repurchases, and a company's ability to generate excess cash beyond operating needs.

11. COMMENT: The "Principal Investment Strategy" discussion (page 4) states that "the Fund may use index options and individual stock options for various portfolio strategies." Please expand the current disclosure per the SEC's recent letter to the ICI.(8) In particular, please include a brief description of how the Funds use options.

     RESPONSE: We have replaced the disclosure above with the following:

--------------------
(8) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

                    In addition, the Fund may use index options and individual stock options for hedging purposes.

12. COMMENT: In the "Principal Risks" discussion (page 5), please add "Dividend Paying Stocks Risk."

     RESPONSE: We have added the following:

                    DIVIDEND PAYING STOCKS RISK -- The Fund's emphasis on dividend-paying stocks involves the risk that such stocks may fall out of favor with investors and underperform the market. Also, a company may reduce or eliminate its dividend.

13. COMMENT: Please confirm "Growth Stock Risk" is a principal risk of the WHG Fund.

     RESPONSE: Westwood confirms Growth Stock Risk is a principal risk of the WHG Fund.

14. COMMENT: In the "Comparison of Fundamental Investment Restrictions" discussion (page 7), please revise the presentation to highlight the practical differences between the WHG Fund and McCarthy Fund fundamental polices in a manner that the average shareholder may understand.

     RESPONSE: We have revised the presentation to follow the following format for each fundamental policy: (i) McCarthy Fund Fundamental Policy, (ii) WHG Fund Fundamental Policy, (iii) Discussion.

15. COMMENT: Please confirm that a discussion regarding the outcome if the Reorganization is not approved is included in the Proxy Statement.

     RESPONSE: Such discussion is included in the questions and answers section at the beginning of the Proxy Statement. We have added a separate question "What Will Happen if the Reorganization Is Not Approved" above the discussion.

16. COMMENT: In the discussion of "Board Consideration of the Reorganization," and, in particular, the sub-heading "Greater Product Array and Enhanced Range of Investment Options" (page 13), please remove the reference to "a range of investment styles currently prevalent in the market."

     RESPONSE: We have replaced the disclosure in the sub-heading "Greater Product Array and Enhanced Range of Investment Options" with the following:


                    Investors in the Westwood family of funds enjoy a wide array of investment options and strategies. At the closing of the Reorganization, the Westwood family of funds is expected to include 6 mutual funds, including equity and fixed income funds. Further, Westwood provides access to a full line of financial products and services. These additional shareholder services will be available to McCarthy Fund shareholders if the Reorganization is approved. Shareholders can, with a few exceptions, make purchases of or exchanges for certain classes of other series of the Westwood family of funds without additional charge. Thus, if the Reorganization is approved, McCarthy Fund shareholders will have more investment options and greater flexibility to change investments through exchanges. Any such exchanges generally will be taxable for U.S. federal income tax purposes.

17. COMMENT: Pursuant to Item 22(c)(1) of Schedule 14A, please disclose the date of the existing McCarthy Agreement, the date the McCarthy Agreement was last renewed by the AST Board, the date the McCarthy Agreement was last submitted to shareholders for a vote and the purpose of such submission.

     RESPONSE: We have added the following disclosure to the second paragraph of the "Background" section:

                         The McCarthy Agreement, dated September 27, 2004, was last approved by shareholders on September 27, 2004 at a shareholder meeting held for the purpose of approving a new investment advisory agreement due to a change in control of McCarthy. The AST Board last approved the continuance of the McCarthy Agreement at a meeting held on December 10, 2009.

18. COMMENT: Pursuant to Item 22(c)(13) of Schedule 14A, for the most recently completed fiscal year, please disclose the aggregate amount of commissions paid to any affiliated broker and the percentage of the Fund's aggregate brokerage commissions paid to any such affiliated brokerage. If this item is not applicable, please confirm this in the response letter.

     RESPONSE: We have confirmed that this item is not applicable.

19. COMMENT: Pursuant to Item 22(c)(11)(ii) of Schedule 14A, please disclose any benefits derived or to be derived by Westwood from its relationship with the Fund as a result of soft dollar arrangements.

     RESPONSE: We have replaced the second paragraph in the "Duties and Responsibilities of Westwood Under the Interim Advisory Agreement" discussion with the following:

                    Also under the Interim Advisory Agreement, Westwood is authorized to select brokers or dealers that will execute the purchases and sales of securities of the McCarthy Fund. Westwood may derive benefits from that authority because, under the Interim Advisory Agreement, Westwood may, in selecting a broker-dealer to execute a particular transaction, consider the brokerage and research services provided, as defined in Section 28(e) of the Securities Exchange Act of 1934 ("Exchange Act"). Consistent with any guidelines established by the AST Board and Section 28(e) of the Exchange Act, Westwood is authorized to pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the McCarthy Fund that is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction but only if Westwood determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either the particular transaction or Westwood's overall responsibilities with respect to its discretionary clients, including the McCarthy Fund.

20. COMMENT: Pursuant to Item (22)(c)(10) of Schedule 14A, please identify and state the size of any other fund advised by Westwood with a similar objective as the Funds. Also indicate whether Westwood has waived, reduced or otherwise agreed to reduce its compensation under any applicable expense limitation arrangement.

     RESPONSE: Westwood currently acts as investment adviser to three registered investment companies that have a similar objective as the Funds. We have included the required disclosure in the "Additional Information about Westwood" discussion.

21. COMMENT: Pursuant to Item 6(a) of Schedule 14A, with respect to the McCarthy Fund, please state the number of shares outstanding and the number of votes to which each share is entitled.

     RESPONSE: In the "Other Information" section, the number of outstanding shares as of the Record Date is currently included. In addition, in the "Information on Voting" discussion, the following is currently included:
     "Each share held as of the close of business on the Record Date is entitled to one vote."


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of Advisors Series Trust that: (i) Advisors Series Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the Proxy Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) Advisors Series Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5676.

Sincerely,

/s/ Beau Yanoshik
-----------------
Beau Yanoshik

Enclosures

cc: Christopher D. Menconi, Esq.
Joseph M. Gallo, Esq.
Dianne M. Sulzbach, Esq.
Jeanine M. Bajczyk, Esq.